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[PHOTOS]

Who we are

Alliance Atlantis Communications Inc. ("Alliance Atlantis" or the "Company") is a leading vertically integrated media company. The Company's Class A Voting shares and Class B Non-voting shares are listed on The Toronto Stock Exchange—trading symbols AAC.A, AAC.B, respectively—and the Company's Class B Non-Voting shares are listed on NASDAQ—trading symbol AACB.

The Company's principal business activities are conducted through three Operating Groups:

Broadcast Group

Alliance Atlantis is one of Canada's most dynamic television broadcasters, with controlling ownership of twelve Canadian specialty television channels—Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel and IFC—The Independent Film Channel Canada. Each of our channels carries a strong strategic brand, has access to a robust supply of high quality content and aligns with one of our three core genres: lifestyle, drama and factual programming. The Company also has a 50% interest in two established Canadian French-language specialty channels and a minority interest in three other channels—one analog and two digital.

Motion Picture Distribution Group*

Motion Picture Distribution LP is the largest distributor of motion pictures in Canada, with a growing presence in motion picture distribution in the United Kingdom through Momentum Pictures. Motion Picture Distribution LP distributes filmed entertainment to theatres, on video and DVD, and to conventional and specialty television broadcasters. Motion Picture Distribution LP's library includes approximately 6,000 titles. The Partnership also operates Alliance Atlantis Cinemas, a 24-screen chain of upscale cinemas in Canada in partnership with Famous Players, a subsidiary of Viacom, Inc.

*
ALLIANCE ATLANTIS HOLDS AN INDIRECT 51% LIMITED PARTNERSHIP INTEREST IN MOTION PICTURE DISTRIBUTION LP, WITH A 49% INTEREST HELD BY MOVIE DISTRIBUTION INCOME FUND (TSX TRADING SYMBOL FLM.UN). THE COMPANY'S INDIRECT 51% LIMITED PARTNERSHIP INTEREST IN MOTION PICTURE DISTRIBUTION LP IS REFERRED TO AS THE MOTION PICTURE DISTRIBUTION GROUP. THE SOLE GENERAL PARTNER OF MOTION PICTURE DISTRIBUTION LP IS MOTION PICTURE DISTRIBUTION INC.

Entertainment Group

Alliance Atlantis acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces a handful of in-house productions that align with the content needs of the Company's Broadcast Group. Alliance Atlantis also co-owns, co-produces and distributes internationally the CSI franchise, including CSI: Crime Scene Investigation, the #1 series on U.S. television (households) and CSI: Miami, now the #1 series on U.S. television on Monday nights.

Contents	Key Strategies 4 Letter to Shareholders 6 Letter from Lead Director 9 Broadcast Group 10 Motion Picture Distribution Group 12 Entertainment Group 14 Corporate Information 16

Change in year-end

In Fiscal 2004, Alliance Atlantis completed the successful initial public offering of units in Movie Distribution Income Fund. Consistent with other income trusts, Movie Distribution Income Fund's fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, Alliance Atlantis has adopted a year-end of December 31. This report covers the nine-month period from April 1, 2003 through December 31, 2003, referred to as Fiscal 2004 unless otherwise noted.

Broadcast

[PHOTO]

12 of Canada's best-loved
television channels

Continuing a five-year trend, Alliance Atlantis channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. There is no greater evidence of this strength than the record-breaking ratings achieved by Showcase's airing of the first season of the hit HBO series Six Feet Under, which has become the highest-rated series broadcast on English language specialty television for the past five years, with average weekly viewers of 604,000 and audiences as high as 735,000 for some plays.

Motion Picture Distribution

[PHOTO]

A 6,000 title motion picture library

Motion Picture Distribution LP distributed the Oscar®-winning film Lost in Translation in Canada as part of its multi-year output agreement with Focus Features. Momentum Pictures distributed the film in the U.K. where its strong box office performance has made it Momentum Picture's highest grossing theatrical release ever. In addition to the film 's Oscar® win for Best Original Screenplay, Lost in Translation earned a Golden Globe Award in the category Best Motion Picture—Musical or Comedy and three British Academy of Film and Television Arts Awards, including Best Actor in a Leading Role for Bill Murray.

Entertainment

[PHOTO]

28 million U.S. viewers weekly,
over 150 territories sold

The CSI franchise—CSI: Crime Scene Investigation and its spin-off CSI: Miami continue to counter the general trend away from U.S.-style drama in international markets, with successes in prime-time schedules the world over. The original CSI is the #1 series on U.S. television (households) and ranks as the #1 foreign series in Spain, the #1 series in Australia and the #1 imported drama series in the United Kingdom. Alliance Atlantis co-owns and co-produces the CSI franchise with CBS Productions. Alliance Atlantis has successfully licensed international broadcast rights to both CSI series to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations.

Key Strategies

STRATEGY
NO.1    Achieving Financial Strength

Alliance Atlantis continues to make significant and increasing progress in its primary financial objective of reducing its indebtedness.

With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, Alliance Atlantis was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities. The Fund's units trade on The Toronto Stock Exchange under the symbol FLM.UN.

In Calendar 2004, Alliance Atlantis expects to refinance its existing 13% senior subordinated notes in order to benefit from the current lower interest rate environment.

With a continued keen focus on generating free cash flow in coming quarters, the Company expects that debt reduction will continue to accelerate and interest expense will decline significantly in the future.

STRATEGY
NO.2    Disciplined Execution

With a solid commitment to executing with discipline, Alliance Atlantis continues to make decisions that will ensure long-term growth and increased shareholder value.

In the face of the continued weakened international demand for prime-time dramatic programming, Alliance Atlantis took decisive action in Fiscal 2004. By exiting the production business to a significant degree, the Company expects to deliver considerable future cost savings and increased free cash flow with positive effects on future debt refinancing requirements.

Alliance Atlantis has materially reduced the size and scope of its production business by eliminating entire categories of production such as movies of the week, miniseries, feature films and new prime-time drama series outside of the CSI franchise. This step has enabled the Company to significantly reduce staffing levels and to close production-related offices in the United Kingdom and Canada.

This decisive action in the face of market realities has positioned the Company to deliver improved shareholder returns. These measures to strengthen Alliance Atlantis' position will better enable the Company to capitalize on the anticipated growth opportunities in its Broadcast and Motion Picture Distribution Groups.

STRATEGY
NO.3    Strategic Growth

Thanks to the increased flexibility afforded by its significantly improved financial position, Alliance Atlantis is able to take advantage of strategic growth opportunities in each of its businesses.

[ATLANTIS ALLIANCE LOGO]

Broadcast Group

The Company expects its seven established analog channels to continue to demonstrate strong growth in advertising sales. And with the number of households in Canada equipped with digital technology projected to grow from 37% of homes to approximately 45% or 4.6 million homes by the end of 2005, growth for the Company's seven digital channels is expected to be strong in terms of subscriber revenues and advertising revenues.

Alliance Atlantis continues to hold licences for a number of unlaunched channels, and we regularly assess the marketplace and the competitive landscape in order to determine if and when it is appropriate to launch new channels. Given the strong performance of the Company's existing well-branded channels, Alliance Atlantis is considering the launch of at least one new digital channel within the next two years.

The Company is also considering the potential for expansion of selected channels into international territories. For example, Alliance Atlantis is exploring further possible partnership with the BBC and its BBC Kids brand internationally. Alliance Atlantis successfully launched BBC Kids in Canada in 2001.

[MOMENTUM PICTURES LOGO]

Motion Picture Distribution Group

With the leading market share position in the Canadian motion picture distribution business, Motion Picture Distribution LP is focused on growth in continental Europe, using Momentum Pictures as a foundation. To that end, Momentum Pictures will look for potential expansion efforts in key markets such as Spain, France and Germany. At the same time, Momentum Pictures will continue to focus on growing its presence in the U.K. as one of that market's fastest growing independent distributors.

[CSI/CSI MIAMI LOGO]

Entertainment Group

As Alliance Atlantis has discontinued most of its production business, growth in this area will predominantly relate to the CSI franchise. Encouraged by extremely strong U.S. and international interest, Alliance Atlantis and CBS Productions have produced a pilot episode of a possible spin-off to the CSI franchise, CSI: New York. The pilot, which will be aired as part of this season of CSI: Miami, is expected to be broadcast during May sweeps, at which time the CBS network will decide whether to place a series order for CSI: New York to begin airing during the 2004/2005 broadcast season.

Letter to Shareholders

Alliance Atlantis' financial and competitive position has improved significantly since the end of the last fiscal year, thanks to our focus on achieving financial strength, executing with discipline and capitalizing on strategic growth opportunities. I am pleased to report to my fellow shareholders that we achieved and indeed exceeded a number of the goals we set for ourselves last year, particularly through two important and decisive strategic moves.

Michael I. M. MacMillan CHAIRMAN AND CHIEF FINANCIAL OFFICER	[PHOTO]

Successful launch of Movie Distribution Income Fund
Alliance Atlantis completed the successful launch of the Movie Distribution Income Fund in October 2003. The initial public offering—which was oversubscribed thanks to very strong market response—now trades on The Toronto Stock Exchange. The Fund—which indirectly acquired a non-controlling (49%) interest in Motion Picture Distribution LP—was created to accelerate Alliance Atlantis' debt reduction efforts, surface value in the Company's motion picture distribution business and to provide a partner to help finance future growth opportunities in that business, and it has succeeded on all counts.

Further transformation to a broadcast-driven business
Over the past few years, Alliance Atlantis has transformed itself into a broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and related sales.

We have significantly reduced capital intensive production activities as the international market for the type of production we have traditionally produced has changed fundamentally. In Fiscal 1999, Alliance Atlantis delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In Fiscal 2004, we reduced prime-time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. We expect that number to decline further in Calendar 2004.

In keeping with this longstanding strategy, in December 2003 we made the difficult but necessary decision to undertake a further major restructuring of our Entertainment Group.

While we are confident that this is the right business decision for the Company, such a change is never without a cost. This restructuring has led us to close a number of production-related offices, and to say goodbye to some 70 colleagues and friends, including Entertainment Group CEO, Peter Sussman, and President, Production, Seaton McLean. I'd like to thank both Peter and Seaton for their wholehearted support of this decision, as well as for their important and lasting contribution to the growth and development of this Company over many years.

Financial impact of these two strategic moves
The important strategic decisions made in Fiscal 2004 have been critical steps in ensuring our long-term financial strength.

By launching Movie Distribution Income Fund, we successfully monetized an asset, surfaced value and gained access to an additional capital source for the future European expansion of our movie distribution business. This initiative also allowed us to reduce our debt in Fiscal 2004, representing significant progress in the strengthening of our financial position.

At the same time, the difficult decision to exit the majority of our production activities underlines our crystal clear focus on the broadcast business as our key driver of growth. While the charges the Company recorded as a result of this restructuring are unfortunate, this decisive move strengthens Alliance Atlantis' financial position and will enable us to capitalize on growth in this key area.

I am especially pleased that the markets have noted these and other ongoing efforts, as our share price at fiscal year-end had appreciated 68% since the beginning of the fiscal year (April 1, 2003). We believe there is substantial unrecognized value in our share price, and management will continue to work hard to make further progress in our performance. We believe continuing our current path is the best way to increase shareholder value.

Strong Operating Group performance
Aside from these two major strategic moves, Alliance Atlantis' Broadcast and Motion Picture Distribution Groups continued to deliver outstanding financial and operating performance in Fiscal 2004, while the Entertainment Group's results, outside of the positive impact of CSI, reflect the recent restructuring.

Our broadcast channels continued to fire on all cylinders, reporting strong growth in all key measures—from subscriber revenue and ratings to advertising sales. In fact, Alliance Atlantis' 12 well-branded channels continued to outpace growth in the specialty television industry. Our channels' total regulated revenue as reported by the CRTC grew by 25.3% during the 2003 broadcast year, significantly outperforming overall industry growth of 10.4%. In particular, our more recently launched digital channels continue to operate on plan and we expect them as a group to move into profitability in late 2005. We look forward to further strong performance from all of our channels.

Our Motion Picture Distribution Group delivered consistent, impressive returns in the Canadian market, where Motion Picture Distribution LP enjoyed a leading market share and record box office results in Fiscal 2004. The U.K.-based operations, via Momentum Pictures, continue to make an increasing contribution to these results, and we look forward to potential expansion opportunities in continental Europe for this business.

CSI continues to perform exceptionally in North America and around the world. We are tremendously gratified by CSI: Crime Scene Investigation's rating—#1 in terms of viewing households—among series on U.S. television and are confident that the strong ratings will deliver the expected franchise value. We are also actively engaged in the development of a potential third CSI series—CSI: New York—based on extremely strong U.S. and international interest. A pilot episode of this possible spin-off is expected to be aired during May ratings sweeps as part of this season of CSI: Miami, at which time the CBS network will decide whether to place a series order for CSI: New York to begin airing during the 2004/2005 broadcast season.

W. Judson Martin SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	[PHOTO]

Contribution to Canadian culture through our channels
We are very proud of the important contribution Alliance Atlantis makes to Canadian culture. Nowhere is this more evident than in the programming we commission from a wide range of Canadian producers and offer the viewers of our broadcast channels.

While we have largely exited the in-house production business, Alliance Atlantis continues to make a significant and increasing financial and creative contribution to the Canadian production community every year by acquiring, commissioning and airing of original Canadian programming for our specialty television channels. In fact, Alliance Atlantis' Showcase is the only Canadian network, including the CBC, to air an entirely Canadian drama schedule in the heart of prime time.

In Calendar 2003 Alliance Atlantis' Broadcast Group spent approximately $69 million on Canadian programming by commissioning or acquiring 2,000 hours of programming from more than 100 Canadian independent production companies from across the country. We believe that we can profitably support the Canadian production community in this manner, and we expect to continue to offer outstanding programming to the viewers of our channels.

Outlook
We are now well positioned to deliver substantial shareholder returns as measured by free cash flow, debt reduction and earnings growth for Calendar 2004 and beyond.

Thanks to our decisive moves in Fiscal 2004 and our resulting strengthened financial position, we are now better able to capitalize on the growth opportunities in the broadcast and motion picture distribution sectors. Growth in our broadcasting operation may involve the launch of additional well-branded channels as well as continued growth in viewers, subscriber revenues and advertising sales for our existing channels. In motion picture distribution, with a strong position in the Canadian market, our growth will be via Momentum Pictures, where we expect continued growth in its home market as well as potential expansion into continental Europe, including such potential markets as Spain, France and Germany.

While Alliance Atlantis is firmly engaged in executing its own strategy and delivering long-term shareholder value, we are also keenly aware of other industry developments in both the competitive landscape of the media sector as well as in the regulatory environment.

Some observers anticipate that further consolidation in the Canadian media sector is in the offing. I am pleased that, by taking the necessary steps to strengthen our financial position in the past few years, we are now better positioned to participate strategically to enhance long-term shareholder value. This marked improvement in our financial strength has ensured that the Company can be proactive in charting a course for shareholders in such an environment.

In terms of corporate governance, Alliance Atlantis continues to meet or exceed legal requirements. We made a number of significant changes to our approach to governance in Fiscal 2003. In Fiscal 2004, we continued to benchmark our performance against regulatory and legal requirements as well as accepted industry practice, and we made only minor adjustments to our approach. To the extent we make changes over the course of the coming year, we will update our corporate governance website (www.allianceatlantis.com).

In closing, I would like to recognize the efforts of all Alliance Atlantis employees through this fiscal year. I firmly believe that the dedication and talent of our staff is a critical element to our success, and I'd like to acknowledge their continued professionalism and note that the flexibility and openness to change demonstrated by our employees has been one of the most important factors in ensuring that Alliance Atlantis has succeeded.

I would also like to acknowledge the ongoing support provided by our Board of Directors, and especially our Lead Director—Tony Griffiths, the Chair of the Human Resources and Corporate Governance Committee—Barry Reiter, and the Chair of the Audit Committee—Donald Sobey. They each generously provide their wise counsel to ensure that the Company continues to move forward successfully.

/s/  MICHAEL I. M. MACMILLAN
 Michael I. M. MacMillan
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Letter from Lead Director

This has been an important transition year for Alliance Atlantis, as the Company has acted on a number of important strategic decisions and, as a result, stands in a much stronger financial position.

I am pleased with Management's performance in delivering solid operating results in the Broadcast and Motion Picture Distribution Groups and laying the foundation for future improved results through exiting much of the capital intensive, low margin production business. The Company also successfully launched Movie Distribution Income Fund and made further important headway in reducing its net debt.

In addition to these important moves, Alliance Atlantis' increased focus on corporate governance has translated into a significant improvement in its ranking in a number of annual assessments of corporate governance performance.

Your Board of Directors and Executive Management continue to assess the corporate governance landscape and are committed to making further appropriate changes in the future. In media and other reports in the past year, there has been continued discussion of the appropriateness of dual-class share structures. As noted in my letter in last years' annual report, Alliance Atlantis has two classes of shares—one class of voting and one class of non-voting shares. As a condition of our broadcast licences and in order to remain eligible for certain industry incentives, we are required to remain Canadian controlled.

Shareholders can keep up to date on the Company's actions with respect to corporate governance on the corporate website (www.allianceatlantis.com), in the section devoted to corporate governance.

/s/ ANTHONY F. GRIFFITHS Anthony F. Griffiths LEAD DIRECTOR	[PHOTO]

Operating Review	Broadcast Group Motion Picture Distribution Group Entertainment Group

Broadcast Group

We are committed to expanding and growing our broadcast presence by focusing on three key areas: strong channel brands, innovative and high quality programming, and exceptional sales and marketing. All of our channels have well-developed, recognized brands, which help to distinguish these channels in an expanding television universe.

[PHOTO]	Phyllis N. Yaffe CHIEF EXECUTIVE OFFICER BROADCAST GROUP

YOU'RE WATCHING

[SHOWCASE LOGO] [FOOD NETWORK CANADA LOGO] [SHOWCASE DIVA LOGO]
[DISCOVERY HEALTH LOGO] [HGTV LOGO] [BBC CANADA LOGO]

Great brands deliver strong growth

Alliance Atlantis continues to be a leader in the fundamental shift of Canadian TV viewers toward specialty and pay TV at the expense of conventional broadcast channels. With 12 of Canada's best-loved specialty channels and a successful strategy to invest in strong brands and outstanding programming, Alliance Atlantis continues to deliver growth that outpaces the industry in all key measures—ratings, subscriber revenues and advertising sales.

[NATIONAL GEOGRAPHIC CHANNEL LOGO] [BBC KIDS LOGO]
[IFC — THE INDEPENDENT FILM CHANNEL LOGO] [SHOWCASE ACTION LOGO] [LIFE NETWORK LOGO]
[HISTORY TELEVISION LOGO]

  •
  Alliance Atlantis holds an 8.9% market share of total CRTC reported revenue in the specialty and pay TV sector. In the 2003 broadcast year ended August 31, 2003, advertising revenues were up 42.6% and subscriber revenues grew 14.6%.1 These results underline the potential for continued strong growth in the year ahead.

  •
  Our Operating Channels—Showcase, History Television, Food Network Canada, HGTV Canada and Life Network—continue to demonstrate very strong growth in both audiences and advertising revenues.

  •
  Our Developing Channels—which consist of seven digital channels: Showcase Action, Showcase Diva, BBC Canada, BBC Kids, Discovery Health Channel, IFC—The Independent Film Channel Canada, and National Geographic Channel—continue to lead the pack among their digital peers, with a 21% market share in revenues. In fact, Showcase Action and Showcase Diva hold the #1 and #2 positions in digital specialty industry advertising revenue, with the Company's other adult channels all within the top 20 for the 2003 broadcast year.2 As more Canadian homes become equipped with digital technology—projected to increase from 37% of homes to 45% or roughly 4.6 million homes by the end of 2005—Alliance Atlantis expects further growth in both subscribers and ratings for these digital channels.

  •
  Our higher ratings, increasing advertising revenues and growing subscriber base are due in part to the premier programming that we acquire and commission for our channels. The Broadcast Group has had many ratings winners this year, most notably Six Feet Under on Showcase. This series premiered in August 2003 with an audience of 735,000 and went on to become the number-one-rated series on specialty television for the past five years with an average rating of 604,000.3

  •
  Commissioned by Alliance Atlantis, the series Trailer Park Boys continued to be a hit with viewers and critics other adult alike this past year, ranking as the #1 Canadian series on specialty television and tripling its audience in just three years.4 Capitalizing on the success of this series in 2003, the series was sold to BBC America, which will bring the series into over 38 million homes.

1/2
SOURCE: CANADIAN RADIO-TELEVISION AND TELECOMMUNICATIONS COMMISSION: INDIVIDUAL PAY AND SPECIALTY—STATISTICAL AND FINANCIAL SUMMARIES—1999-2003, PAY AND SPECIALTY—STATISTICAL AND FINANCIAL SUMMARIES—1999-2003.

3
SOURCE: NIELSEN MEDIA RESEARCH AMA 2+, MO-SU 6A-6A 1998-2003. ANALYSIS INCLUDES ALL NON-NEWS, NON-SPORTS PROGRAMMING.

4
SOURCE: NIELSEN MEDIA RESEARCH. AMA A18-49. SEPT 7-NOV 16, 2003.

Operating Review	Broadcast Group Motion Picture Distribution Group Entertainment Group

Motion Picture Distribution Group

We are committed to sustaining Motion Picture Distribution LP's #1 position in motion picture distribution in Canada, continuing the profitable growth of U.K.-based Momentum Pictures and exploring areas of growth both within and outside these two markets.

Victor J. Loewy CHIEF EXECUTIVE OFFICER, MOTION PICTURE DISTRIBUTION INC.
Patrice Théroux PRESIDENT AND CHIEF OPERATING OFFICER MOTIN PICTURE DISTRIBUTION INC.	[PHOTO]

YOU'RE WATCHING

[PHOTOS]

#1 in motion picture distribution in
Canada for three years running

Motion Picture Distribution LP set the Canadian box office record in Calendar 2003 at $227 million for its theatrical releases. The Partnership continues its three-year hold on the top spot for market share at 22%, with an exceptionally strong 30% share in Quebec, on the strength of such releases as Les Invasions Barbares and La Grande Séduction. And U.K.-based Momentum Pictures continues to make a significant and increasing contribution, with strong growth potential.
  •
  The Company's biggest achievement this year was the highly successful launch of Movie Distribution Income Fund. The initial public offering—which was oversubscribed thanks to very strong market response—now trades on The Toronto Stock Exchange. The Fund—which indirectly acquired a non-controlling (49%) interest in Motion Picture Distribution LP—was created to accelerate debt reduction efforts, to surface value in the business and to finance future growth opportunities, and has succeeded on all counts.

  •
  In Canada, the Partnership continues to benefit from a portfolio of output agreements that enable distribution in all media in Canada of films from several U.S.-based studios, including Miramax Films, New Line Cinema and Focus Features. Among the award-winning films the Partnership distributes under these agreements are The Lord of the Rings trilogy, Lost in Translation, and Cold Mountain as well as box office hits Elf, Spy Kids 3D: Game Over, Kill Bill and the Texas Chainsaw Massacre.

  •
  Of particular note, the Partnership continues to benefit from the record-breaking success of The Lord of the Rings franchise with the theatrical release of The Lord of the Rings: The Return of the King, and the DVD/video release of The Lord of the Rings: The Two Towers. The third installment of the trilogy received 11 Oscars®, in addition to becoming the first film in Canadian history to gross over $50 million in box office sales within just 33 days of release. The Partnership expects to continue to generate sales of this groundbreaking trilogy through future catalogue sales and a collectors' edition DVD set.

  •
  Continental Europe is the Partnership's focus for future growth in the motion picture distribution business, using Momentum Pictures as a foundation. To that end, Momentum Pictures recently engaged a seasoned European executive to spearhead potential expansion efforts in key markets like Spain, France and Germany. At the same time, Momentum Pictures will continue to focus on growing its presence in the U.K. as one of the market's most important independent distributors.

  •
  The Partnership continues its aggressive pursuit of ways to maximize the value of its motion picture library, which consists of approximately 6,000 titles. The increased availability of and customer uptake in new technologies such as video on demand continue to show strong potential, with cable companies including Rogers, Cogeco, Videotron and Shaw now offering this service. While revenues in this area are not yet material, they have shown potential for strong growth.

Operating Review	Broadcast Group Motion Picture Distribution Group Entertainment Group

Entertainment Group

As we exit the vast majority of our traditional production activities, we are focused on ensuring the continued success of the CSI franchise, which we co-own, co-produce and licence internationally. We are also focused on generating sales from our international television distribution library and selectively acquiring distribution and other rights to television productions that align with the content needs of our broadcast channels or international demand.

[PHOTO]	Edward A. Riley PRESIDENT, DISTRIBUTION, ENTERTAINMENT GROUP

YOU'RE WATCHING

[CSI LOGO]

#1 series on U.S. television1,
over 150 territories sold

The CSI franchise continues to be the engine of the Entertainment Group with strong performance in both the U.S. and international markets.
  •
  Following a significant review that was announced in December 2003, the Entertainment Group is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content.

  •
  Alliance Atlantis has been reducing its volume of production, especially of prime-time drama programs, since Fiscal 1999. The Entertainment Group's restructuring will see it eliminate the vast majority of remaining production and instead focus on three areas—the hit CSI franchise and selected programs in the children's and factual genres.

  •
  CSI: Crime Scene Investigation and CSI: Miami continue to enjoy exceptionally strong ratings in the U.S., where they are the #1 series on U.S. television (households) and the #1 series on Monday nights, respectively.1 The ratings for each series are expected to deliver significant value to Alliance Atlantis as co-owner and co-producer of the CSI franchise.

  •
  In the factual and children's genres, Alliance Atlantis seeks to create or acquire profitable international rights to selected programs. In the children's genre, we have had significant success with Dragon Booster™, which has been sold to ABC Family in the U.S., ABC TV Australia, Sky and Five in the U.K., and the CBC in Canada and has already demonstrated strong sales potential in merchandising including a worldwide toy deal with Jakks Pacific.

  •
  From the Company's international television distribution operation, Alliance Atlantis continues to sell titles from its catalogue, which contains more than 800 titles and approximately 5,400 hours, including CSI.

1
NIELSEN MEDIA RESEARCH, PRIME-TIME SEASON-TO-DATE HOUSEHOLD RATINGS FOR SEPTEMBER 23, 2003 TO APRIL 25, 2004.

Corporate Information

BOARD OF DIRECTORS
Note: For additional information on our Board of Directors please see our Fiscal 2004 Management Information Circular.

Anthony F. Griffiths, Lead Director

Pierre DesRoches

Harold P. Gordon, Q.C.

Ellis Jacob

Allen Karp, Q.C.

David J. Kassie

Michael I. M. MacMillan

Dr. Margot Northey

Barry J. Reiter

Donald R. Sobey

COMMITTEES OF THE BOARD OF DIRECTORS

Executive Committee

Michael I. M. MacMillan
Chairman

Harold P. Gordon, Q.C.

Anthony F. Griffiths

Allen Karp, Q.C.

Barry J. Reiter

Audit Committee

Donald R. Sobey
Chairman

Anthony F. Griffiths

Ellis Jacob

Dr. Margot Northey

Human Resources and Corporate Governance Committee

Barry J. Reiter
Chairman

Pierre DesRoches

Harold P. Gordon, Q.C.

Allen Karp, Q.C.

EXECUTIVE MANAGEMENT*

Corporate Group

Michael I. M. MacMillan
Chairman and Chief Executive Officer

W. Judson Martin
Senior Executive Vice President and Chief Financial Officer

Heather E. Conway
Executive Vice President Corporate and Public Affairs

Paul M. C. Laberge
Senior Vice President Corporate Development and General Counsel

Rita A. Middleton
Senior Vice President Finance

Broadcast Group

Phyllis N. Yaffe
Chief Executive Officer

Motion Picture Distribution Group

Victor J. Loewy
Chief Executive Officer

Patrice Théroux
President and Chief Operating Officer

Entertainment Group

Edward A. Riley
President, Distribution

*
NOTE—THE ABOVE EXECUTIVE MANAGEMENT STRUCTURE WAS IN PLACE AT THE END OF THE FISCAL YEAR (DECEMBER 31, 2003). ON APRIL 23, 2004, THE COMPANY ANNOUNCED A RESTRUCTURING IN WHICH PHYLLIS YAFFE WAS APPOINTED CHIEF OPERATING OFFICER OF ALLIANCE ATLANTIS COMMUNICATIONS, INC.

INVESTOR RELATIONS

Investor Line:
Tel: (416) 966-7272
E-mail: investor@allianceatlantis.com

Andrew Akman
Tel: (416) 966-7701
E-mail: andrew.akman@allianceatlantis.com
Vice President, Corporate Development
and Investor Relations

STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange—AAC.A, AAC.B NASDAQ—AACB

PRINCIPAL BANKERS

The Toronto-Dominion Bank
Royal Bank of Canada
Toronto, ON
Canada

AUDITORS

PricewaterhouseCoopers LLP
Toronto, ON
Canada

TRANSFER AGENT

Computershare Trust Company of Canada
Toronto, ON
Canada
Tel: 1 (800) 564-6253

ANNUAL MEETING
June 17, 2004
10:00 a.m. EST
The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, ON
Canada

HEAD OFFICE

Toronto
121 Bloor Street East
Suite 1500
Toronto, ON
Canada
M4W 3M5
Tel: (416) 967-1174
Fax:(416) 960-0971

REGIONAL OFFICES

Los Angeles
808 Wilshire Boulevard
3rd Floor
Santa Monica, CA
U.S.A.
90401
Tel: (310) 899-8000
Fax:(310) 899-8100

London
184-192 Drummond Street
2nd Floor
London
United Kingdom
NW1 3HP
Tel: 44-20-7391-6900
Fax:44-20-7383-0404

Montreal
5 Place Ville-Marie
Suite 1435
Montreal, QC
Canada
H3B 2G2
Tel: (514) 878-2282
Fax:(514) 878-2419

Dublin
40 Westland Row
Dublin 2
Ireland
Tel: 353-1-449-8400
Fax:353-1-449-8470

Halifax
(IFC Canada Office)
1668 Barrington Street
Suite 402
Halifax, NS
Canada
B3J 2A2
Tel: (902) 423-2662
Fax:(902) 423-7862

Shannon
Block 1, Unit C
Shannon Business Park
Shannon, Co. Clare
Ireland
Tel: 353-61-472329
Fax:353-61-472228

Sydney
401 Darling Street
Suite 2
Balmain
Australia
NSW 2041
Tel: 612-9810-8922
Fax:612-9810-8966

www.allianceatlantis.com

[PHOTOS]

ANNUAL MEETING

Please be advised that the date for the Annual General Meeting of shareholders for Alliance Atlantis Communications Inc. has been moved.

The new date is as follows:

June 30, 2004

The time and location remains unchanged:

10:00 a.m. EST
The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, ON
Canada

QuickLinks

Fiscal 2004 Corporate Report
ANNUAL MEETING